UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14F-1
Under the Securities Exchange Act of 1934

INFORMATION STATEMENT
Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and
Rule 14f-1 Thereunder

clickNsettle.com, Inc.
(Exact name of registrant as specified in its charter)

Delaware	0-21419	23-2753988
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8899 Beverly Boulevard, Suite 619
Los Angeles, California 90048
(Address of principal executive offices and zip code)

(310) 274-2036
(Registrant’s telephone number, including area code)

Approximate Date of Mailing: September 9, 2008

* * * * * * * * * * * * *

NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHOLDERS IS
REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT
REQUESTED TO SEND THE COMPANY A PROXY.

* * * * * * * * * * * * *

clickNsettle.com, Inc.
8899 Beverly Boulevard, Suite 619
Los Angeles, California 90048
(310) 274-2036

September 9, 2008

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

NOTICE OF CHANGE IN MAJORITY OF DIRECTORS

This Information Statement is being mailed on or about September 9, 2008, to holders of record on August 27, 2008, of shares of common stock, par value $0.001 per share, of clickNsettle.com, Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 of the Securities and Exchange Commission thereunder, in connection with an anticipated change in the members of the Company’s Board of Directors.

NO VOTE OR ACTION BY OUR SHAREHOLDERS IS REQUIRED IN RESPONSE TO
THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU
ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU
ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

The Company’s current directors submitted their resignations to be effective upon the tenth day after the filing and transmission of this Information Statement to the Company’s shareholders (approximately September 19, 2008). At that time, three of the Company’s current directors will resign and the remaining director, Glenn L. Halpryn, in accordance with the Company’s Amended and Restated Bylaws, will appoint six new directors. Then Mr. Halpryn will resign, and the six new directors will appoint a new director to replace Mr. Halpryn. As a result of these resignations and appointments, the Company will have seven new directors who will replace the existing directors.

You are not required to vote on this change of directors and your vote is not requested. The Company’s current directors submitted their resignations to the Company in connection with the merger and the new directors will be appointed in accordance with the Company’s Amended and Restated Bylaws. Therefore, no vote of shareholders is required to elect the new directors. Each new director will hold office until his successor is elected and qualified or for the unexpired term of his predecessor.

This Information Statement is being delivered to provide information regarding the anticipated changes in the membership of the Company’s Board of Directors in conjunction with the acquisition of a controlling interest in the Company’s common stock in the merger transaction described below. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

The Merger Resulting in a Change in Control

The Company and Cardo Medical, LLC (“Cardo Medical”), a company engaged in the development of orthopedic medical devices, completed a merger on August 29, 2008, pursuant to a Merger Agreement and Plan of Reorganization, dated June 18, 2008, as amended. The Merger Agreement provides for the merger of Cardo Medical with and into Cardo Acquisition, LLC, a wholly-owned subsidiary of the Company, with Cardo Medical continuing as the surviving entity in the merger and a wholly-owned subsidiary of the Company (referred to hereafter as the “Merger”).

As previously disclosed in the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 23, 2008, on or about the signing of the Merger Agreement, Frost Gamma Investments Trust and other investors invested $12.975 million in Cardo Medical in exchange for units of Cardo Medical’s membership interests. Dr. Phillip Frost, Chairman and Chief Executive Officer of Opko Health, Inc. (formerly known as eXegenics Inc.), is the trustee and beneficiary of Frost Gamma Investments Trust. Cardo Medical used approximately $9.7 million of the proceeds from these investments to close on the acquisition of the outstanding equity interests of three partially owned subsidiaries of Cardo Medical (Accelerated Innovation, LLC), Cervical Xpand, LLC and Uni-Knee, LLC, to repay an existing member loan (in the amount of $1.2 million) and for transaction expenses, and expects to use the remaining funds to accelerate its research and product development.

Under the terms of the Merger Agreement, at the closing of the Merger, each Cardo Medical unit issued and outstanding was converted into and exchanged for the right to receive 667,204.70995 shares of common stock of the Company. As a result of the Merger, the Company’s current shareholders and optionholders own approximately 5.5% of the combined company on a fully diluted basis, the members of Cardo Medical, excluding the new investors, own approximately 64.8% of the combined company on a fully diluted basis, the new investors own approximately 28.5% of the combined company on a fully diluted basis, and optionholders of Cardo Medical own approximately 1.2% of the combined company on a fully diluted basis.

In connection with the consummation of the Merger, the Company will propose to its shareholders an amendment to its Certificate of Incorporation to change its name from “clickNsettle.com, Inc.” to “Cardo Medical, Inc.” The Company’s trading symbol is “CKST.OB,” which the Company expects to change in connection with the name change. The Company intends to apply to have its shares listed on the American Stock Exchange. We cannot ensure that we will be able to satisfy the listing standards of the American Stock Exchange or that the Company’s common stock will be accepted for listing.

In addition, as of the tenth day after the filing and transmission of this Information Statement (approximately September 19, 2008), the Board of Directors of Cardo Medical initially will consist of five directors appointed by Dr. Andrew A. Brooks, an orthopedic surgeon, and two directors appointed by Dr. Frost, and Dr. Brooks will serve as Chairman of the Board and Chief Executive Officer. The Company is now headquartered in Los Angeles, California.

The summary discussion of material terms of the Merger Agreement set forth above is qualified by reference to the Merger Agreement, a copy of which is attached as Exhibit 2.1 to the Current Report on Form 8-K filed on June 23, 2008 and is incorporated herein by reference, and Amendment No. 1 to Merger Agreement, a copy of which is attached as Exhibit 2.2 to the Current Report on Form 8-K filed on September 9, 2008.

Previous Changes in Control

First Change in Control

On September 26, 2007, a group of investors led by the Company’s current Chairman of the Board, Chief Executive Officer and President, Glenn L. Halpryn of Miami, Florida, and Steven Jerry Glauser of Denver, Colorado, purchased 51.65% of the outstanding common stock of the Company from five shareholders of the Company pursuant to the terms of a stock purchase agreement of the same date. The total consideration paid for the purchase of the shares from the five shareholders was $585,000. In connection with the purchase of control, the Company issued 44,921,052 shares of its pre-reverse stock split common stock to these investors (4,492,105 shares after giving effect to a 1-for-10 reverse stock split) in exchange for $1,567,000 for use by the Company as working capital. Including the unregistered shares issued by the Company following the purchase of control, these investors beneficially owned 90.75% of the outstanding shares of the Company on September 26, 2007. These investors used their personal funds to purchase the shares. Control of the Company was previously held by four shareholders, Roy Israel, Carla Israel, Patricia Giuliani-Rheaume and Willem Specht, former officers and directors of the Company, and by a fifth shareholder, ISO Investment Holdings, Inc., which shareholders owned in the aggregate 51.65% of the Company’s issued and outstanding shares. In connection with the purchase of control, the Company’s officers and directors agreed to resign from all offices that they held with the Company.

Second Change in Control

Pursuant to the terms of a purchase agreement entered into by the Company on December 19, 2007, as amended January 31, 2008, on March 19, 2008, the Company sold to a small group of investors that included Frost Gamma Investments Trust an aggregate of 5,762,448 unregistered shares, which at the time of their sale represented 51% of the outstanding shares of common stock of the Company on a fully diluted basis. The purchase price for these shares was $1,338,100. The source of the purchase price was the personal funds of the purchasers and funds held in trust by Frost Gamma Investments Trust.

Agreement of Directors to Resign

In connection with the Merger, the Company’s current officers and directors agreed to resign from all offices that they hold with the Company upon the latter of the completion of the Merger and the tenth day after the filing and transmission of this Information Statement to the Company’s shareholders (approximately September 19, 2008).

VOTING SECURITIES

As of September 2, 2008, the Company had 203,360,222 shares of common stock issued and outstanding. For matters requiring shareholder action, each holder of common stock is entitled to cast one vote, in person or by proxy, for each share of common stock held. Normally, the election of directors requires the vote of a plurality of the votes entitled to vote and voting on the election of directors that are present in person or represented by proxy at a meeting held for the election of directors. You are not required to vote on this change of directors, and your vote is not requested.

INFORMATION CONCERNING THE COMPANY

Business

The Company was incorporated in the State of Delaware on January 12, 1994. The Company previously was involved in the business of providing alternative dispute resolution, or ADR, services. On October 31, 1994, the Company acquired all of the outstanding common stock of its predecessor operating company, which was formed on February 6, 1992, and was primarily owned by its former Chief Executive Officer and President. The Company’s predecessor began operations in March 1992 as a provider of ADR services. The Company’s predecessor was merged into the Company as of the end of June 1999. In June 2000, the Company’s name was changed from “NAM Corporation” to clickNsettle.com, Inc. The Company ceased all operations relating to its historical ADR business in January 2005 when it sold that business to National Arbitration and Mediation, Inc., a company owned by the Company’s former Chief Executive Officer. From the consummation of the sale of the ADR business and until the closing of the Merger, the Company had no operating business. As such, prior to the Merger, the Company was a publicly traded shell company actively searching for a new operating business to acquire or to enter into a merger transaction. Upon consummation of the Merger, the Company adopted Cardo Medical’s business plan and ceased to be a shell company, and Cardo Medical now is a wholly-owned subsidiary of the Company.

Involvement in Certain Legal Proceedings

The Company is not a party to any legal proceedings. During the past five years, no executive officer or director of the Company has been involved in any legal proceeding required to be disclosed by Item 103 of Regulation S-K.

PRINCIPAL STOCKHOLDERS OF THE COMPANY PRIOR TO CHANGE IN CONTROL

The following tables set forth information with respect to the beneficial ownership of the Company’s outstanding common stock as of September 9, 2008 (prior to the new officers and directors taking office on approximately September 19, 2008), by (i) each director, (ii) each named executive officer, (iii) all directors and executive officers as a group, and (iv) each shareholder identified as beneficially owning greater than 5% of the Company’s common stock. Except as otherwise indicated below, each person named in the tables has sole voting and investment power with respect to all shares of common stock beneficially owned by that person, except to the extent that authority is shared by spouses under applicable law. None of the shares reported below are pledged as security.

For purposes of the following tables, a person is deemed to be the beneficial owner of securities that can be acquired by that person within 60 days from September 9, 2008 upon exercise of options, warrants and/or other convertible or exercisable securities. Each beneficial owner’s percentage ownership is determined by assuming that options, warrants and other convertible or exercisable securities that are held by that person (but not those held by any other person) and that are convertible or exercisable within the 60-day period have been exercised. The percentage of outstanding common shares has been calculated based upon 203,360,222 shares of common stock outstanding on September 9, 2008 (prior to the new officers and directors taking office on approximately September 19, 2008). None of the shareholders listed below have any options, warrants or other derivative securities with respect to the Company’s common stock that are convertible or exercisable within 60 days from September 9, 2008.

	Shares of Common Stock
	Beneficially Owned
	Number and Nature of
Directors and Officers	Beneficial Ownership	Percent

Glenn L. Halpryn	1,065,260	*
Noah M. Silver	167,961	*
Alan Jay Weisberg	50,241	*
Curtis Lockshin	9,096	*
All current directors and executive officers as a group (4 persons)	759,246	*

*	Indicates ownership of less than 1%.

	Shares of Common Stock
	Beneficially Owned
	Number and Nature of
5% or More Shareholders	Beneficial Ownership	Percent

Frost Gamma Investments Trust(1)	30,965,196	15.2%

(1)	The business address of Frost Gamma Investments Trust is 4400 Biscayne Boulevard, Suite 1500, Miami, Florida 33137. Phillip Frost, M.D. is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is the sole shareholder of Frost-Nevada Corporation.

MANAGEMENT OF THE COMPANY PRIOR TO THE CHANGE IN CONTROL

Directors and Executive Officers

The following table sets forth information, as of September 9, 2008, concerning the Company’s current executive officers and directors, including their ages:

Name	Age	Position

Glenn L. Halpryn	48	Chairman of the Board, Chief Executive Officer and President
Noah M. Silver	50	Vice President, Secretary, Treasurer and Director
Alan Jay Weisberg	62	Chief Financial and Accounting Officer and Director
Curtis Lockshin	48	Director

Business Experience of Directors and Executive Officers During the Past Five Years

Glenn L. Halpryn.  Mr. Halpryn has served as the Company’s Chairman of the Board, Chief Executive Officer and President since October 2007. Mr. Halpryn has been Chairman of the Board and Chief Executive Officer of Quikbyte Software, Inc. since July 2008, and Chairman of the Board and Chief Executive Officer of Getting Ready Corporation, a shell company traded on the OTC Bulletin Board, since December 2006. He also served as Chairman of the Board and Chief Executive Officer of Orthodontix, Inc., a public company, from April 2001 until Orthodontix merged with Protalix BioTherapeutics, Inc. in December 2006. Mr. Halpryn is also Chief Executive Officer and a director of Transworld Investment Corporation, serving in those capacities since June 2001. Since 2000, Mr. Halpryn has been an investor and the managing member of investor groups that were joint venture partners in 26 land acquisition and development projects with one of the largest home builders in the country. From 1984 to June 2001, Mr. Halpryn served as Vice President/Treasurer of Transworld Investment. From October 19, 1999, Mr. Halpryn also served as Vice President of Ivenco, Inc. until Ivenco’s merger into Transworld Investment in June 2001. In addition, since 1984, Mr. Halpryn has been engaged in real estate investment and development activities. From April 1988 through June 1998, Mr. Halpryn was Vice Chairman of Central Bank, a Florida state-chartered bank. Since June 1987, Mr. Halpryn has been the President of and beneficial holder of stock of United Security Corporation, a broker-dealer registered with the National Association of Securities Dealers. From June 1992 through May 1994, Mr. Halpryn served as the Vice President, Secretary-Treasurer of Frost Hanna Halpryn Capital Group, Inc., a “blank check” company whose business combination with Sterling Healthcare Group, Inc. was effected in May 1994. From June 1995 through October 1996, Mr. Halpryn served as a member of the Board of Directors of Sterling Healthcare Group, Inc. Since October 2002, Mr. Halpryn has been a director of Ivax Diagnostics, Inc., a publicly held corporation, and is a member of its audit committee and chairman of its compensation committee.

Noah M. Silver.  Mr. Silver has served as the Company’s Vice President, Secretary, Treasurer and a director since October 2007. He has served as Vice President, Secretary, Treasurer and a director of Getting Ready Corporation since December 2006, and as Vice President, Secretary, Treasurer and a director of Quikbyte Software, Inc. since July 2008. Mr. Silver was a director of Orthodontix, Inc. from 2001 until December 2006. Mr. Silver has been the Chief Financial Officer of Transworld Investment Corporation since June 2001, a firm in which Mr. Halpryn is the Chief Executive Officer and a director. From March 2000, Mr. Silver served as the Chief Financial Officer of Ivenco, serving in such capacity until Ivenco’s merger into Transworld Investment in June 2001. From January 1997 through February 1999, Mr. Silver was the President of Dryclean USA, Florida Division, and Dryclean USA Franchise Company. From April 1995 through December 1996, Mr. Silver was the Florida Division Controller and Vice President of Dryclean USA, the parent company of Dryclean USA, Florida Division. Mr. Silver is a Certified Public Accountant and a Certified Management Accountant and has earned a Master of Accounting Degree.

Alan Jay Weisberg.  Mr. Weisberg has served as the Company’s Chief Financial and Accounting Officer and a director since October 2007. He has served as the Chief Financial Officer and a director of Quikbyte Software, Inc. since July 2008 and as the Chief Financial Officer and a director of Getting Ready Corporation since December 2006. Mr. Weisberg was the Acting Chief Financial Officer of Orthodontix, Inc. from 1999 until December 2006 and the Treasurer and a director of Orthodontix, Inc. from 2001 until December 2006. Since July 1986, Mr. Weisberg has been a stockholder in the accounting firm of Weisberg Brause & Co., Boca Raton, Florida. Mr. Weisberg has been the principal financial officer of United Security Corporation since June 1987.

Curtis Lockshin.  Dr. Lockshin has served as a director of the Company since October 2007. He has served as a director of Quikbyte Software, Inc. since July 2008 and as a director of Getting Ready Corporation since December 2006. Since 2003, Dr. Lockshin has been an independent pharmaceutical and life sciences consultant, focused on small companies that seek to leverage their technology assets inside healthcare, biotechnology and security sectors. At Sepracor Inc., from 1998 to 2002, as a Scientist, Associate Director, and Director of Discovery Biology & Informatics, Dr. Lockshin was instrumental in establishing the New Leads program, which delivered novel chemical entities into the preclinical pipeline. In 2002 and 2003, while Director of Discovery Biology at Beyond Genomics, Inc., Dr. Lockshin co-developed strategies for utilizing proprietary technology platforms in clinical trial optimization and prediction of off-target drug activities. Since 2004, Dr. Lockshin has served on the Board of Directors of the Ruth K. Broad Biomedical Research Foundation, a Duke University support corporation, which supports basic research related to Alzheimer’s disease and neurodegeneration via intramural, extramural and international grants. Dr. Lockshin was a director of Orthodontix, Inc. from July until December 2006. Dr. Lockshin is a co-inventor on several U.S. patents and applications covering pharmaceuticals, biomaterials and optics for remote biochemical sensing. He holds a Bachelor’s degree in Life Sciences and a Ph.D. in Biological Chemistry, both from the Massachusetts Institute of Technology.

Relationship among Directors and Executive Officers

No family relationships exist among any of the individuals currently serving as the Company’s directors or executive officers.

Meetings of the Board of Directors

During the Company’s fiscal year ended on June 30, 2008, there were four meetings of the Company’s Board of Directors. All directors attended 75% or more of all the meetings of the Board of Directors in the fiscal year ended June 30, 2008.

The Company currently does not have a formal policy regarding attendance by its directors at annual shareholders meetings, although we encourage their attendance and anticipate most of the Company’s directors will attend these meetings.

Executive Compensation of the Company

No officers or directors received any compensation for services to the Company, other than directors’ fees, during the past three fiscal years.

Alan Jay Weisberg, CPA, the Company’s Chief Financial and Accounting Officer and a member of the Company’s Board of Directors, is a shareholder of Weisberg Brause, an accounting firm to which the Company paid $12,700 for accounting services during the year ended June 30, 2008.

Employment Agreements and Change in Control Arrangements

All employment agreements with the Company were terminated in January 2005 when the Company sold its operating assets.

Director Compensation

The following table sets forth a summary of compensation awarded to, earned by or paid to each director for the fiscal year ended June 30, 2008. Directors of the Company received $600 for attendance at each Board meeting. The Company’s Board of Directors intends to review this compensation policy for the directors and may adopt a policy of paying independent, non-employee directors an annual retainer and/or a fee for attendance at Board and committee meetings. We anticipate reimbursing each director for reasonable travel expenses related to that director’s attendance at Board of Directors and committee meetings.

	Fees Earned or	All Other
Name	Paid in Cash	Compensation	Total

Glenn L. Halpryn(1)	$2,400	—	$2,400
Noah M. Silver(1)	$2,400	—	$2,400
Alan Jay Weisberg(1)	$2,400	—	$2,400
Curtis Lockshin(1)	$2,400	—	$2,400
Roy Israel(2)	—	—	—
Willem F. Specht(2)	—	—	—
Corey J. Gottlieb(2)	—	—	—
Randy Gerstenblatt(2)	$250	—	$250
Kenneth W. Good(2)(3)	$250	—	$250

(1)	Messrs. Halpryn, Silver, Weisberg and Lockshin will resign as directors as of the tenth day after filing and transmitting this Information Statement (approximately September 19, 2008).

(2)	Messrs. Israel, Specht, Gottlieb, Gerstenblatt and Good resigned as directors in connection with a change in control of the Company on September 26, 2007.

(3)	These payments were made to Mr. Good’s employer, ISO Investment Holdings, Inc.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s executive officers and directors, and persons who own more than 10% of a registered class of the Company’s equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than 10% stockholders are required by Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) reports they file. Based solely on a review of the copies of those reports furnished to the Company and written representations from its executive officers and directors, we believe that the Company’s officers, directors and greater than 10% beneficial owners complied with all applicable Section 16(a) filing requirements in the fiscal year ended June 30, 2008, except for one Form 3 filed by Steven Jerry Glauser. Mr. Glauser should have filed a Form 3 by November 9, 2008 in connection with his becoming a 10% or more stockholder of the Company. Mr. Glauser instead filed his Form 3 on January 14, 2008.

NEW MANAGEMENT OF THE COMPANY

Directors and Executive Officers

The following table sets forth information, as of September 9, 2008, concerning the individuals who are expected to be the Company’s executive officers and directors, including their ages:

Name	Age	Position

Andrew A. Brooks, M.D.	46	Chairman of the Board and Chief Executive Officer
Mikhail Kvitnitsky	44	President, Chief Operating Officer and Director
Derrick Romine	40	Chief Financial Officer and Secretary
Joseph Loggia	49	Director
Thomas H. Morgan	56	Director
Ronald N. Richards, Esq.	41	Director
Steven D. Rubin	48	Director
Subbarao Uppaluri, Ph.D.	59	Director

Business Experience of Directors and Executive Officers During the Past Five Years

Andrew A. Brooks, M.D.  Dr. Brooks will serve as the Company’s Chairman of the Board and Chief Executive Officer as of the tenth day after filing and transmitting this Information Statement (approximately September 19, 2008). He founded Cardo Medical, LLC on April 6, 2007, and has served as the President and Chief Executive Officer and manager of Cardo Medical and of Accelerated Innovation, LLC. Dr. Brooks has been in the private practice of orthopedic surgery since 1994, specializing in sports medicine, arthroscopy and joint reconstruction. He has previously served as a design consultant to major companies for joint reconstruction and sports medicine products. He currently maintains a part time surgical practice at the Southern California Orthopedic Institute in Van Nuys, California.

Dr. Brooks was a founder and managing partner of Specialty Surgical Centers, a group of multi-specialty outpatient surgical centers operating in Beverly Hills, Encino, Irvine, Arcadia and Westlake Village. These surgical centers were sold to Symbion Healthcare, Inc. (NASDAQ: SMBI) in August 2005. Dr. Brooks currently serves as a managing partner of Specialty Surgical Center in Westlake Village. Dr. Brooks also co-founded the Ridgecrest Sports Rehabilitation Center in 1995, which was sold to a public company in February 1998.

Dr. Brooks is a graduate of the University of Southern California School of Medicine. He completed his residency in Orthopaedic Surgery at the University of Southern California, and subsequently completed a fellowship in arthroscopic reconstructive surgery and sports medicine at the Hughston Clinic in Columbus, Georgia. Dr. Brooks is board-certified by the American Board of Orthopaedic Surgery and is a Fellow of the American Academy of Orthopaedic Surgeons. He is also a Fellow of the American College of Surgeons and a member of the Arthroscopy Association of North America. He is an active member of the Los Angeles Chapter of the Young Presidents Organization.

Mikhail Kvitnitsky.  Mr. Kvitnitsky will serve as the Company’s President and Chief Operating Officer and as a director of the Company as of the tenth day after filing and transmitting this Information Statement (approximately September 19, 2008). Since May 2007, Mr. Kvitnitsky has served as the Chief Operating Officer and manager of Cardo Medical, LLC and Accelerated Innovation, LLC. He also has served as the President and manager of Cervical Xpand, LLC, a developmental-stage spinal company, since July 2005, and of Uni-Knee, LLC, a developmental-stage orthopedic company, since May 2006. Mr. Kvitnitsky founded Accin Corporation, a medical device company, for which he has served as President, Chief Executive Officer and director since February 2005. Prior to that, he served as the Vice President, Innovation and Business Development, of Stryker International, division of Stryker Corporation (NYSE: SYK), from 1998 until January 2005. His prior employment, during 1990 to 1998, included engineering and research positions with multinational medical device companies in the United States and, during 1986 to 1989, included research institutions in Ukraine.

Derrick Romine.  Mr. Romine will serve as the Company’s Chief Financial Officer and Secretary as of the tenth day after filing and transmitting this Information Statement (approximately September 19, 2008). Since February 2008, Mr. Romine has served as the Chief Financial Officer of Cardo Medical, LLC. Prior to joining Cardo Medical, he worked for 18 years in all aspects of finance and strategy, including corporate restructuring, capital structure management and organizational development. Most recently, from 2004 to February 2008, Mr. Romine served as Controller for Specialty Surgical Centers, following its acquisition by Symbion Healthcare, Inc. From 2000 to 2004, Mr. Romine held a key financial position at Doane Pet Care, Inc. As Doane’s Director of Financial Planning and Control, he orchestrated financial modeling for the largest private label pet food manufacturer globally. Prior to that, from 1997 to 2000, he worked in strategic projects as Director of Strategy & Analysis at Service Merchandise Corporation, a retail company, where he focused specifically on corporate restructure and capital management. Prior to 1997, Mr. Romine held various financial and operational positions in both the public and private sector and also has served seven years’ active duty in the U.S. Air Force as a Medical Service Corp Officer (including for a period in 2006 when he took a leave of absence as Controller of Specialty Surgical Centers).

Joseph Loggia.  Mr. Loggia will serve as a director of the Company as of the tenth day after filing and transmitting this Information Statement (approximately September 19, 2008). Mr. Loggia was appointed as a manager of Cardo Medical, LLC in August 2008. Mr. Loggia has served as the Chief Executive Officer of Advanstar, Inc. and its wholly-owned subsidiary, Advanstar Communications, Inc., a leading worldwide media company providing integrated marketing solutions for the fashion, life sciences and powersports industries, since January 2004. As Chief Executive Officer, he led Advanstar’s effort to develop and implement a new strategy, transforming the company from a traditional B2B publisher and trade show producer to a market-focused media company, culminating in a $1.14 billion sale of the company in 2007 to Veronis Suhler Stevenson, LLC, a private equity firm focusing on media, communications, information and education industries in North America and Europe. From 2001 through 2003, Mr. Loggia served as President and Chief Operating Officer of Advanstar, leading the company’s efforts to enhance its operating efficiencies and implementing state-of-the-art data systems, new business development procedures and rewards, and a new growth-based management compensation system. From 1995 through 1998, he served as President and Chief Executive Officer of MAGIC International, producer of the MAGIC Marketplace apparel trade show, leading the acquisition of MAGIC by Advanstar in 1998. Prior to joining MAGIC, Mr. Loggia, who is a certified public accountant, was a manager at the accounting firm of Coopers & Lybrand in its fraud and financial investigations division, after having spent 10 years in law enforcement.

Thomas H. Morgan.  Mr. Morgan will serve as a director of the Company as of the tenth day after filing and transmitting this Information Statement (approximately September 19, 2008). Mr. Morgan was appointed as a manager of Cardo Medical, LLC in August 2008. He is the managing member of Morgan Exploration, LLC, Morgan Marathon, LLC and Morgan United, LLC. Through these and other entities, since 1985, Mr. Morgan has owned and developed numerous shopping centers, apartment complexes, condo towers and luxury single-family residences throughout the United States. Since 1982, Mr. Morgan also has been the founder and President of Morgan Energy Corporation, an oil and gas exploration company. Prior to that, he worked for Conoco Oil Company and Gulf Oil Company. Mr. Morgan has drilled, developed and owned interests in thousands of oil and gas wells throughout the Rocky Mountain region, Texas and Oklahoma. Mr. Morgan is on the Board of Directors of the Big Brothers Big Sisters charity organization.

Ronald N. Richards, Esq.  Mr. Richards will serve as a director of the Company as of the tenth day after filing and transmitting this Information Statement (approximately September 19, 2008). Mr. Richards was appointed as a manager of Cardo Medical, LLC in August 2008. Mr. Richards has represented Specialty Surgical Centers, as one of its litigation counsel, and other medical professionals and clinics throughout Southern California. Since 2000, he was the senior partner of Ronald Richards & Associates based in Beverly Hills, California. Since 2003, Mr. Richards has served as Secretary of Sierra Towers Homeowners Association. Mr. Richards was a professor of law at the San Fernando Valley College of Law from 2006 to 2007. He has had numerous published opinions in the state courts and federal courts of appeal. Mr. Richards lectures to other attorneys on various legal matters and has published works on various related medical topics. In 2008, he obtained a Certificate of Management from the Anderson School of Management at the University of California, Los Angeles. Mr. Richards received his law degree from University of La Verne in 1995 and his undergraduate degree from the University of California, Los Angeles, in 1991.

Steven D. Rubin.  Mr. Rubin will serve as a director of the Company as of the tenth day after filing and transmitting this Information Statement (approximately September 19, 2008). Mr. Rubin was appointed as a manager of Cardo Medical, LLC in August 2008. Mr. Rubin has served as Executive Vice President — Administration of Opko Health, Inc. (formerly known as eXegenics Inc.) (AMEX: OPK), a developmental-stage health care company, since May 2007 and a director of that company since February 2007. He is also a member of The Frost Group, LLC. He served as the Senior Vice President, General Counsel and Secretary of IVAX Corporation from August 2001 until September 2006. Prior to joining IVAX, Mr. Rubin was Senior Vice President, General Counsel and Secretary with privately-held Telergy, Inc., a provider of business telecommunications and diverse optical network solutions, from January 2000 to August 2001. In addition, he was with the Miami law firm of Stearns Weaver Miller Weissler Alhadeff & Sitterson from 1986 to 2000, in the Corporate and Securities Department. Mr. Rubin had been a shareholder of that firm since 1991 and a director from 1998 to 2000. In addition to serving as a director of Opko, Mr. Rubin currently serves on the Board of Directors of Dreams, Inc. (AMEX: DRJ), a vertically integrated sports licensing and products company, Safestitch Medical, Inc. (OTCBB: SFES), a medical device company, Ideation Acquisition Corp. (AMEX: IDI), a special purpose acquisition company formed for the purpose of acquiring a business in the digital media sector, Modigene, Inc. (OTCBB: MODG), a developmental-stage biopharmaceutical company, and Longfoot Communications Corp. (OTCBB: LGFC), a public shell company that recently completed a merger with Kidville Holdings, LLC, an operator of upscale learning and play facilities for children.

Subbarao Uppaluri, Ph.D.  Dr. Uppaluri will serve as a director of the Company as of the tenth day after filing and transmitting this Information Statement (approximately September 19, 2008). Dr. Uppaluri was appointed as a manager of Cardo Medical, LLC in August 2008. Dr. Uppaluri has served as Senior Vice President and Chief Financial Officer of Opko Health, Inc. (formerly known as eXegenics Inc.) (AMEX: OPK), a developmental-stage health care company, since May 2007 and as a director of that company from February 9, 2007 through March 27, 2007. He is also a member of The Frost Group, LLC. He served as the Vice President, Strategic Planning and Treasurer of IVAX Corporation from February 1997 until December 2006. Before joining IVAX, from 1987 to August 1996, Dr. Uppaluri was Senior Vice President, Senior Financial Officer and Chief Investment Officer with Intercontinental Bank, a publicly traded commercial bank in Florida. In addition, he served in various positions, including Senior Vice President, Chief Investment Officer and Controller, at Peninsula Federal Savings & Loan Association, a publicly traded Florida savings and loan, from October 1983 to 1987. His prior employment, during 1974 to 1983, included engineering, marketing and research positions with multinational companies and research institutes in India and the United States. In addition to serving as a director of Opko, Dr. Uppaluri currently serves on the Board of Directors of Ideation Acquisition Corp. (AMEX: IDI), a special purpose acquisition company formed for the purpose of acquiring a business in the digital media sector, and Longfoot Communications Corp. (OTCBB: LGFC), a public shell company that recently completed a merger with Kidville Holdings, LLC, an operator of upscale learning and play facilities for children.

Relationship among Directors and Executive Officers

Pursuant to the terms of the Merger Agreement, Dr. Brooks nominated Messrs. Kvitnitsky, Loggia, Morgan and Richards and himself to serve as the Company’s directors, and Dr. Frost nominated Mr. Rubin and Dr. Uppaluri to serve as the Company’s directors. No family relationships exist among any of the individuals who will serve as the Company’s directors or executive officers.

CORPORATE GOVERNANCE MATTERS

Director Independence

Of the four current members of the Company’s Board of Directors, only Curtis Lockshin is independent of management. However, we believe a majority of the new members of the Board of Directors (those who will take office as of the tenth day after filing and transmitting this Information Statement (approximately September 19, 2008)) will be independent from management. Those individuals who we believe will be independent directors are Joseph Loggia, Thomas H. Morgan, Ronald N. Richards, Steven D. Rubin and Subbarao Uppaluri, Ph.D. We also believe that a majority of the Board of Directors prior to the change in control that occurred in September 2007 was independent of management. Those independent directors were Kenneth W. Good, Randy Gerstenblatt and Corey J. Gottlieb. The Company’s Board of Directors will determine the independence of the Board members from time to time in reference to the listing standards adopted by the American Stock Exchange, the independence standards set forth in the Sarbanes-Oxley Act and the rules and regulations promulgated by the Securities and Exchange Commission under applicable law. In particular, after the completion of the Merger, the Company plans to form an audit committee that will periodically evaluate and report to the Board of Directors on the independence of each member of the Board.

The Company’s independent directors will hold formal meetings, separate from management, at least annually in executive session without the presence of non-independent directors and management.

Corporate Governance

The Company’s common stock is quoted on the National Association of Securities Dealers, Inc.’s, Over-the-Counter Bulletin Board, or the OTC Bulletin Board. Accordingly, the Company is not required to have, and does not have, an audit, compensation or nominating/governance committee. Because, prior to the completion of the Merger, the Company was a shell company with no operations, the Board of Directors determined it was not necessary at that time to have these committees. However, the Company intends to operate within a comprehensive plan of corporate governance for the purpose of defining responsibilities, setting high standards of professional and personal conduct and assuring compliance with these responsibilities and standards. The Company intends to apply to have its shares listed on the American Stock Exchange. To do so, the Company intends to form these committees prior to submitting its listing application to the American Stock Exchange. We cannot ensure that we will be able to satisfy the listing standards of the American Stock Exchange or that the common stock will be accepted for listing.

Code of Business Conduct and Ethics

The Company has a Code of Business Conduct and Ethics that includes provisions ranging from restrictions on gifts to conflicts of interest. All employees and directors of the Company are bound by the Code of Business Conduct and Ethics. Violations of the Company’s Code of Business Conduct and Ethics may be reported to any member of the Board of Directors. The Code of Business Conduct and Ethics includes provisions applicable to all of the Company’s employees, including senior financial officers and members of its Board of Directors.

Personal Loans to Executive Officers and Directors

The Company prohibits extensions of credit in the form of personal loans to or for its directors and executive officers.

RELATED PARTY TRANSACTIONS

Cervical Xpand, LLC and Uni-Knee, LLC

Two of the wholly-owned subsidiaries of Cardo Medical, Cervical Xpand, LLC and Uni-Knee, LLC, were formed as New Jersey limited liability companies on July 12, 2005 and May 10, 2006, respectively, for the purpose of conducting research and development activities. In connection with the formation of these companies, Mikhail Kvitnitsky, who will serve as the Company’s President and Chief Operating Officer as of the tenth day after filing and transmitting this Information Statement (approximately September 19, 2008), contributed an aggregate of $120,000 and $84,000 in cash and intangible assets to Cervical Xpand and Uni-Knee, respectively, pursuant to the Limited Liability Company Agreements of each of these companies. In exchange, Mr. Kvitnitsky received a 10.417 percentage interest in Cervical Xpand and a 7.14 percentage interest in Uni-Knee.

On February 7, 2008, Cardo Medical entered into Membership Interest Purchase Agreements with the holders of the minority membership interests in Uni-Knee and Cervical Xpand, including Mr. Kvitnitsky. Upon the closing of the transactions contemplated by the Membership Interest Purchase Agreements, Cardo Medical acquired the outstanding membership interests from the minority holders for an aggregate purchase price of $1,437,510 for the Cervical Xpand interests and $2,049,180 for the Uni-Knee interests. Of these amounts, Mr. Kvitnitsky received $312,510 for his interests in Cervical Xpand and $214,200 for his interests in Uni-Knee. As a result of these transactions, Cardo Medical owns all of the interests in Cervical Xpand and Uni-Knee directly and indirectly through its ownership of Accelerated Innovation, LLC.

Cardo Medical, LLC

Formation

Cardo Medical, LLC was formed on April 6, 2007 as a California limited liability company for the purpose of acquiring an interest in the medical device business conducted by Accin Corporation directly and through Accin’s interests in Cervical Xpand, LLC and Uni-Knee, LLC. In May 2007, in connection with the formation of Cardo Medical, the following related parties made cash contributions to Cardo Medical, pursuant to the Limited Liability Company Agreement of Cardo Medical, in exchange for interests in Cardo Medical as follows:

		Percentage	Percentage Interest of
		Interest of Cardo	Cardo Medical at
		Medical at Time of	Time of Recent
Name and Relation	Contribution	Contribution	Financing(1)

Andrew A. Brooks, M.D., Chairman of the Board and Chief Executive Officer	$1,303,333	46.3%	32.2%
Mikhail Kvitnitsky, President, Chief Operating Officer and director	$501,667	21.7%	15.1%
Family members of Dr. Brooks(2)	$1,250,000	12.5%	8.7%
Thomas H. Morgan, director	$250,000	2.5%	1.7%
Ronald N. Richards, Esq., director	$50,000	*	*

*	Indicates ownership of less than 1%.

(1)	Information regarding the recent financing of Cardo Medical is described below and elsewhere in this Information Statement.

(2)	The amounts represented for the family members represent their aggregate contribution to and percentage interests in Cardo Medical.

Recent Financing

In June 2008, on or about the signing of the Merger Agreement described elsewhere in this Information Statement, Frost Gamma Investments Trust and other investors invested $12.975 million in Cardo Medical in exchange for units of Cardo Medical’s membership interests. Dr. Phillip Frost, Chairman and Chief Executive Officer of Opko Health, Inc. (formerly known as eXegenics Inc.), is the trustee and beneficiary of Frost Gamma Investments Trust. As part of these investment transactions, the following related parties made cash contributions to Cardo Medical, pursuant to the Limited Liability Company Agreement of Cardo Medical, in exchange for interests in Cardo Medical as follows:

			Percentage Interest of
Name and Relation	Contribution		Cardo Medical

H. Leon Brooks, M.D.(1)	$150,000	(1)	*
Glenn L. Halpryn, current director(2)	$118,000		*
Thomas H. Morgan, director(2)	$1,000,000		2.4%
Derrick Romine, Chief Financial Officer and Secretary	$150,000		*
Steven D. Rubin, director	$10,000		*
Subbarao Uppaluri, Ph.D., director	$75,000		*
Frost Gamma Investments Trust, 5% or more shareholder	$5,831,000		13.7%

*	Indicates ownership of less than 1%.

(1)	H. Leon Brooks, M.D. is the father of Andrew A. Brooks, M.D. Dr. Leon Brooks also invested an additional $150,000 in Cardo Medical in May 2007, and his investment is reflected in the table above summarizing the contributions in connection with Cardo Medical’s formation.

(2)	This investment was made by IVC Investors, LLP, an entity controlled by Mr. Halpryn.

(3)	Mr. Morgan also invested an additional $250,000 in Cardo Medical in May 2007, and his investment is reflected in the table above summarizing the contributions in connection with Cardo Medical’s formation. Mr. Morgan had a combined 4.1% interest in Cardo Medical prior to the Merger.

Member Loan

On February 6, 2008, Cardo Medical issued a Secured Promissory Note in the principal amount of $1.2 million to an individual whose family trust is a member of Cardo Medical, the proceeds of which were used by Cardo Medical to make down payments on its purchase of the interests in Cervical Xpand and Uni-Knee from their minority holders. In connection with this indebtedness, Cardo Medical granted a security interest in certain collateral pursuant to a Security Agreement, dated as of February 6, 2008, by and between Cardo Medical and this individual. Andrew A. Brooks, M.D., who will be the Company’s Chairman of the Board and Chief Executive Officer as of the tenth day after filing and transmitting this Information Statement (approximately September 19, 2008), guaranteed the indebtedness under the Secured Promissory Note. Cardo Medical discharged all of its obligations and liabilities under this Secured Promissory Note by repaying the original principal amount of $1.2 million plus $48,329 in accrued interest on July 3, 2008. The lender has released all security interests and the guaranty made by Dr. Brooks.

Employment Agreement and Compensation Arrangements with Mikhail Kvitnitsky

Mikhail Kvitnitsky Employment Agreement as Terminated as of June 23, 2008

On January 31, 2005, Mikhail Kvitnitsky entered into an employment agreement with Accin Corporation, under which he served as Chief Executive Officer of Accin. Accin assigned this agreement to Cardo Medical’s wholly-owned subsidiary, Accelerated Innovation, LLC, on May 21, 2007, along with substantially all of the other assets of Accin. On June 6, 2008, Mr. Kvitnitsky and Accelerated entered into an amendment to this employment agreement to remove references to a shareholders agreement for Accin. On June 23, 2008, Cardo Medical acquired all of the ownership interests in Accelerated held by Accin, and Accelerated became the wholly-owned subsidiary of Cardo Medical. Upon the closing of this acquisition, Mr. Kvitnitsky and Accelerated terminated Mr. Kvitnitsky’s employment agreement.

Prior to its termination, the term of the employment agreement was from June 1, 2005 through May 30, 2008, with automatic renewal thereafter for successive one-year periods ending on each May 30, unless (i) either party elected to terminate the employment agreement at the end of the then-current term by giving the other party four months’ advance written notice, or unless the agreement was earlier terminated by Accelerated for “Cause” or by Mr. Kvitnitsky for “Good Reason,” as defined in the employment agreement. The employment agreement was automatically renewed for one year on May 30, 2008 and terminated by mutual agreement effective June 23, 2008. Under this employment agreement, Mr. Kvitnitsky was entitled to receive the following compensation and benefits:

•	Initial annual base salary of $52,000;

•	Eligibility to receive stock options upon implementing a stock option plan;

•	Eligibility to share in “milestone” payments;

•	Five weeks of paid time off, including sick, vacation and personal days;

•	Reimbursement for all reasonable and necessary business-related expenses;

•	Participation in the life and health insurance plans, 401(k) plan and other employee benefit plans and programs generally made available to other employees; and

•	Certain severance benefits if his employment was terminated by Accelerated without Cause or by Mr. Kvitnitsky for Good Reason.

Compensation Arrangement with Mikhail Kvitnitsky

Mikhail Kvitnitsky is entitled to receive 5% of net receipts from the sale of the Align 360 unicompartmental knee product. For the year ended December 31, 2006, Accin (the party from which Cardo Medical acquired its medical device business in 2007) paid $100,000 to Mr. Kvitnitsky under this arrangement, and paid him $6,863 for the period from January 1, 2007 through May 21, 2007 (the date of sale of Accin’s business to Cardo Medical). For the period from May 21, 2007 through December 31, 2007, Accelerated (which acquired Accin’s medical device business) paid $22,918 to Mr. Kvitnitsky under this arrangement, and paid him $26,933 for the six months ended June 30, 2008.

The Company plans to substitute this compensation arrangement for Mr. Kvitnitsky with a compensation package competitive with those paid to executives with similar responsibilities and levels of experience paid by companies for similar positions within the medical device industry and within the geographical areas in which the Company operates.

Derrick Romine Employment Offer Letter

Derrick Romine serves as the Chief Financial Officer of Cardo Medical, and will serve in that same capacity for the Company, on an at-will basis pursuant to an employment offer letter dated September 5, 2008. This offer letter provides that Mr. Romine will receive an annual base salary of $180,000, a discretionary bonus of up to a maximum amount of $45,000 based on specific performance objectives tied to Cardo Medical meeting its financial targets, and reimbursement for normal business expenses. In addition, he is entitled to participate in all health insurance and employee benefits adopted by Cardo Medical and is eligible to accrue three weeks of vacation during his first year of employment. The offer letter also confirmed the grant of options to Mr. Romine exercisable for units of membership interests in Cardo Medical, which converted into options exercisable for shares of common stock of the Company upon completion of the Merger. See the section titled “Outstanding Option Grants” below for more information regarding the options granted to Mr. Romine.

If Cardo Medical terminates Dr. Romine’s employment without “Cause” (as defined below), or if he terminates his employment without “Good Reason” (as defined below), at any time on or prior to September 4, 2010, Mr. Romine will be entitled to the following severance benefits:

•	Cardo Medical will pay Mr. Romine the sum of six months of his then-current monthly salary as severance payment to be paid in bi-weekly installments so long as he does not work or otherwise provide services to a competitor of Cardo Medical or the Company during that six-month period.

•	Fifty percent of Mr. Romine’s unvested options will become fully exercisable as of the date of termination of his employment and, together with any vested options at the termination date, may be exercised pursuant to the terms thereof within 90 days of the termination date (or one year after the termination date if Mr. Romine dies during that 90-day period). The remaining unvested options at the termination date, to the extent not then presently exercisable, shall terminate as of the termination date and shall not be exercisable thereafter.

If Mr. Romine is terminated for Cause, or if he voluntarily terminates his employment or resigns from his positions with the Company or the Company without Good Reason, he will not be entitled to the Severance Benefits. As used in the offer letter, the term “Cause” means an act or omission that constitutes fraud, deceit, intentional misconduct, a knowing violation of law, recklessness or gross negligence that materially and adversely has affected or affects the business of Cardo Medical and/or the Company, a material breach of any of Mr. Romine’s obligations under any written agreement with Cardo Medical and/or the Company, or material nonperformance of his duties to Cardo Medical and/or the Company which has not been cured after 15 days’ written notice from Cardo Medical and/or the Company setting forth in reasonable detail the nature of the nonperformance. As used in the offer letter, the term “Good Reason” means a material breach by Cardo Medical and/or the Company of any of their obligations under any written agreement with Mr. Romine, a substantial and unusual reduction in his duties, responsibilities or authority, or receipt of instructions to take actions in violation of law that has not been cured after 15 days’ written notice from Mr. Romine to Cardo Medical and/or the Company setting forth in reasonable detail the nature of the action giving rise to the claim of Good Reason.

Option Grants

In August 2008, Cardo Medical issued options exercisable for units of membership interests in Cardo Medical with an exercise price of $147,625 per unit (which is not less than the fair market value on the date of grant). Each option has a term of 10 years and vests in equal installments over a five-year period commencing on the first anniversary of the date of grant. In connection with the Merger, these options will convert into options exerciseable for shares of the Company’s common stock with an exercise price of $0.22126 per share (which is not less than the fair market value on the date of grant). The following table provides information with respect to (i) the name and relation of the optionee to Cardo Medical, (ii) the number of units of membership interests in Cardo Medical that may be acquired pursuant to an exercise of the options, and (iii) the number of shares of the Company’s common stock that may be acquired pursuant to an exercise of the options following the Merger, in each case subject to the terms of the options:

	Number of Cardo Medical	Number of the Company’s
	Units pursuant to	Shares pursuant to
Name and Relation	Option Exercise	Option Exercise

Andrew A. Brooks, M.D., President, Chief Executive Officer and Manager	0.33723	225,000
Mikhail Kvitnitsky, Chief Operating Officer and Manager	0.29976	200,000
Derrick Romine, Chief Financial Officer	0.70443	470,000
Joseph Loggia, Manager	0.05995	40,000
Thomas H. Morgan, Manager	0.05995	40,000
Ronald N. Richards, Manager	0.05995	40,000
Steven D. Rubin, Manager	0.05995	40,000
Subbarao Uppaluri, Ph.D., Manager	0.05995	40,000

Accelerated Innovation, LLC

Under the terms of Accelerated Innovation, LLC’s Limited Liability Company Agreement, Cardo Medical was granted an option to purchase the 62.5% interest in Accelerated held by Accin for a purchase price of $6.25 million. Following the exercise of that option in June 2008, Cardo Medical acquired all of the interests in Accelerated held by Accin, and Accelerated became a wholly-owned subsidiary of Cardo Medical. Mikhail Kvitnitsky is the founder of Accin and, at the time of the exercise of the option, had a 33.0% ownership interest in Accin. As a result of his ownership interest in Accin, Mr. Kvitnitsky received approximately $2.0 million of the distribution made by Accin of the purchase price paid by Cardo Medical for its interests in Accelerated.

clickNsettle.com, Inc. Transactions

September 2007 Stock Issuances

On September 26, 2007, the Company sold 44,921,052 shares of its pre-reverse stock split common stock, par value $0.001 per share (reflecting 4,492,105 shares on a post-split basis), to investors led by Glenn L. Halpryn and Steven Jerry Glauser for an aggregate offering price of $1,567,000. Of this amount, the following related parties invested the following amounts in the Company in exchange for the number of the Company’s shares indicated in the table below:

		Number of	Percentage
Name and Relation	Investment	Company Shares(1)	Interest(2)

Glenn L. Halpryn, Chairman of the Board and Chief Executive Officer	$145,300	479,316	8.7%
Noah M. Silver, Vice President, Secretary, Treasurer and director	$30,256	162,131	2.9%
Alan Jay Weisberg, Chief Financial and Accounting Officer and director	$8,391	48,783	*
Curtis Lockshin, director	$2,256	8,514	*
Steven Jerry Glauser, 5% or more shareholder	$222,963	623,587	11.3%
Stephen Bittel, former 5% or more shareholder	$175,652	351,306	6.3%
Ernest M. Halpryn, former 5% or more shareholder	$176,482	501,268	9.1%

*	Indicates ownership of less than 1%.

(1)	The share amounts reflected in this table reflect share amounts after giving effect to the one-for-ten reverse stock split that took effect on March 13, 2008.

(2)	The percentage of outstanding common shares has been calculated based upon 5,540,276 shares of common stock outstanding (on a post-stock split basis) on September 26, 2007.

The disclosure set forth under Items 3.02 and 5.01 of the Current Report on Form 8-K filed by the Company on October 2, 2007 is incorporated by reference into this Item 7.

Stock Purchase Agreement (March 2008 Closing)

On March 18, 2008, pursuant to a Stock Purchase Agreement dated December 19, 2007, as amended on January 31, 2008, the Company sold 5,762,448 shares of common stock to certain purchasers for an aggregate offering price of $1,338,100, representing 51% of the outstanding shares of the Company on a fully diluted basis. Of this amount, the following related parties invested the following amounts in the Company in exchange for the number of the Company’s shares indicated in the table below:

			Percentage
		Number of	Interest at Time
Name and Relation	Investment	Company Shares	of Investment(1)

Steven D. Rubin, Director(2)	$13,381	57,625	*
Subbarao Uppaluri, Ph.D., Director(2)	$13,381	57,625	*
Frost Gamma Investments Trust, 5% or more shareholder	$1,070,480	4,609,958	40.9%

*	Indicates ownership of less than 1%.

(1)	The percentage of outstanding common shares has been calculated based upon 11,277,579 shares of common stock outstanding on March 18, 2008, the date of closing the Stock Purchase Agreement.

(2)	Mr. Rubin and Dr. Uppaluri will become directors of the Company as of the tenth day after filing and transmitting this Information Statement (approximately September 19, 2008).

The disclosure set forth under Items 1.01 and 3.02 of the Current Report on Form 8-K filed by the Company on March 18, 2008 is incorporated by reference into this Item 7.

Van Nuys Office

Since February 2008, Cardo Medical has maintained an office and distribution facility located at Van Nuys, California, which was provided by Andrew A. Brooks. There is no written lease agreement and, as the amount of rent was not deemed material, prior to the closing of the Merger, Dr. Brooks did not charge rent for using this office.

The monthly lease payment for this office is approximately $2,300, which was paid by Dr. Brooks. Upon closing of the Merger, the lease for this space was transferred to the Company, and the Company will reimburse Dr. Brooks for its use of this space since February 2008.

Approval of Related Party Transactions

Until a formal policy is established, the independent members of the Company’s Board of Directors will review and approve all future transactions that would be required to be reported under Item 404(a) of Regulation S-K.

SHAREHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Anyone who has a concern about our conduct, including accounting, internal accounting controls or audit matters, may communicate directly with the Board of Directors. These communications may be confidential or anonymous. These communications should be sent by letter addressed to the member or members of the Board of Directors to whom the communication is directed, care of the Secretary, clickNsettle.com, Inc., 8899 Beverly Boulevard, Suite 619, Los Angeles, California 90048. These communications, other than sales-related communications, will be forwarded to the Board member or members specified.

NO SHAREHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of shareholders. Neither applicable securities laws, nor the corporate laws of the State of Delaware, required approval by the Company’s shareholders of the change in control or the appointment of new directors. No vote or other action is being requested of the Company’s shareholders. This Information Statement is provided for informational purposes only. This Information Statement has been filed with the Securities and Exchange Commission and is available electronically at www.sec.gov.